

November 17, 2023

Jason Dubinsky
Chief Financial Officer
Morningstar, Inc.
22 West Washington Street
Chicago, IL 60602

   Re: Morningstar, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2022
     Response dated November 9, 2023
     File No. 000-51280

Dear Jason Dubinsky:

   We have reviewed your November 9, 2023 response to our comment letter and have the following comments.

   Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our [Month day, year] letter.

Form 10-K for the Fiscal Year Ended December 31, 2022

6. Segment and Geographical Area Information, page 93

1. We note from your response that you have chosen Adjusted Operating Income as the reported measure of profit or loss for your segments. Please (i) provide us with a list of all measures of profit or loss at the product area level that are provided to the CODM; (ii) describe each of these measures; (iii) tell us the frequency with which they are provided; and (iv) tell us how you concluded that Adjusted Operating Income was the measure required to be disclosed under ASC 280-10-50-28. As examples only, your most recent response references operating profit (page 3), and page 13 of your response dated May 31, 2023 references operating income before central cost allocations, EBITDA including central cost allocations, EBITDA excluding central cost allocations, operating income, and operating margin.

2. We note that page 4 of your response says the CODM will use Adjusted Operating

Income to make decisions to allocate resources and assess performance of segments. Please clarify whether Adjusted Operating Income at the product area level was used by the CODM during the quarter ended September 30, 2023 and in prior periods, or whether this is a measure that has not historically been used but will be used going forward.

3. We continue to evaluate your response, including the qualitative factors considered in your aggregation analysis, and may have further comments. However, in consideration of your aggregation conclusion, please provide us with the underlying historical financial and other data you considered in concluding that the aggregated segments have similar economic characteristics under ASC 280-10-50-11. As part of your response, please provide quantitative data for revenues and the measures of segment profitability you considered, by year, for each operating segment.

4. We note from your response that you project that Morningstar Sustainalytics' current margin is below that of Enterprise and PitchBook, however, you project it will achieve similar long-term margins. Similarly, you project margin convergence for the three operating segments in Asset and Index Solutions. Please clarify whether and how you considered and determined actual margins achieved, in addition to the ability to achieve similar long-term margins, when evaluating your segments for aggregation. Please also provide us with quantitative details regarding (i) actual historical individual (not aggregated) segment revenues and margins; (ii) assumptions underlying your projections for margin convergence among different businesses, as well as when you expect such convergence to actually occur, and (iii) whether the segments you aggregated are expected to have similar long-term sales trends and the assumptions underlying your sales projections.

5. Please provide us with your analysis of how aggregation of your operating segments is consistent with the objective and basic principles of ASC 280. Refer to ASC 280-10-50-11.

Please contact Cara Lubit at 202-551-5909 or Marc Thomas at 202-551-3452 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Finance